Exhibit 4.65

Agean Traders Inc. and Iguana Shipping Company Ltd.

Omega Building

80 Kifissias Avenue

Maroussi

Athens – 15125

Greece

23 November 2009

Attention: Mr Aristidis Ioannidis

Dear Aris,

Term Loan Facility of up to US$103,200,000 to Aegean Traders Inc. and Iguana Shipping Company Ltd dated 20 June 2008 (“the Facility”) as amended.

Further to our discussions with regard to the replacement of mv “Iguana” vessel, we are pleased to provide the attached approved terms and conditions to amend the Facility accordingly.

This offer letter is still subject to the execution of satisfactory amendment documentation to the Loan Agreement and the Finance Documents. Please sign and return a copy of these terms to us to confirm your acceptance.

Yours sincerely,

/s/ Gavin Doyle	/s/ Carol Street
Gavin Doyle	Carol Street
Managing Director	Associate Director
WestLB AG London Branch	WestLB AG London Branch

Accepted:

/s/ Eugenia Papapontikou
Name:	Papapontikou Eugenia

Title:	Attorney-in-fact

Place/Date:	25/11/2009
For and on behalf of the Borrowers and DryShips Inc.

WestLB AG	Woolgate Exchange	Managing Board:	Branch registered in
London Branch	25 Basinghall Street	Dietrich Voigtlander (Chairman),	England No. BR001899
	London EC2V 5HA	Hubert Beckmann (Vice Chairman)
	Tel: +44 (0)20 7020 2000	Klemens Breuer, Thomas Groß,	Incorporated with limited liability
	Fax: +44 (0)20 7020 2002	Dr. Hans-Jürgen Niehaus, Werner Taiber	in the Federal Republic of Germany
	Telex: 884689		Reg. Amtsgerichte
	SWIFT: WELAGB2L	Head of the Supervisory Board:	Düsseldorf, HRB 42975
	www.westlb.com	Michael Breuer	Münster, HRB 6400

Authorised by Bundesanstalt for Finanzdienstleistungsaufsicht (“BaFin”) and subject to limited regulation by the Financial Services Authority. Details on the extent of our regulation by the Financial Services Authority are available from us on request.

TERMS AND CONDITIONS FOR

AN AMENDMENT AGREEMENT TO THE FOLLOWING LOAN AGREEMENT:

Term Loan Facility of up to US$103,200,000 to Aegean Traders Inc. and Iguana

Shipping Company Ltd dated 20 June 2008 (“the Facility”) as amended

1. Amendment to Tranche B

Clause 1.1 “First Tranche B Advance” shall be amended to either (i) continue to refinance the MV Iguana or (ii) provide finance for the acquisition of an unnamed panamax bulker (“Replacement Vessel”) satisfactory to WestLB, built after 2000 with a Market Value at least USD 22m at the time of acquisition.

Option (ii) shall only be available for a period of 6 months following the signing of this amendment Tem Sheet. The loan amount, repayment schedule and all other terms and conditions for the First Tranche B Advance shall remain as currently provided for under the Facility.

2. Conditions for Option (ii)

a) The First Tranche B Advance and related swap to be maintained by Iguana Shipping Company Limited (the “Iguana Borrower”) and the new vessel shall be owned by the Iguana Borrower.

b) Cash totalling 100% of the outstanding First Tranche B Advance and any related swap obligation to be maintained in a pledged interest-bearing account with WestLB until a first-ranking mortgage has been registered as security for the Facility. Credit interest shall be payable at the rate that is customary for USD deposits of this size and nature.

c) An undertaking and indemnity to be provided by DryShips Inc (“DryShips”) whereby DryShips undertakes to fund the Iguana Borrower in order to defend any claim it may become subject to in the future and to fund any award made against the Iguana Borrower. DryShips also to indemnify WestLB from any claims, liabilities, losses etc which may arise against the Bank in its capacity as Lender and Mortgagee of MV Iguana.

All other terms and conditions to remain unchanged.

3. Restructuring fee:	USD 150,000 payable upon signing of the Amendment Agreement.

4. Expenses:	All costs and expenses (including legal fees) reasonably incurred by the Lender in connection with the preparation, negotiation, printing and execution of the Amendment Agreement and any other document referred to in it shall be paid by the Borrowers promptly on demand whether or not the Amendment Agreement is signed.

The entering into any commitment by the Lender will be subject to satisfactory completion of due diligence and execution of legal documentation, acceptable to the Lender.

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